Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767

The following is a PowerPoint presentation prepared by Circuit City Stores, Inc. and given on the evening of April 24, 2002 to members of the financial community.


SLIDE 1

                                     CARMAX

                       [Picture of CarMax superstore lot]

SLIDE 2

                            FORWARD-LOOKING STATEMENT

This presentation contains forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, risks associated with plans to separate the CarMax business from the company and create a separate publicly traded company. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the Circuit City Stores, Inc. and CarMax, Inc. SEC filings.

                                                                   [CarMax logo]

SLIDE 3

                                 WHAT IS CARMAX?

     o    Nation's leading used-car specialist

     o    Pioneered used-car superstore - 1993

     o    Operate 36 used-car superstores o FY02:

          --   Sales $3.2Bn

          --   Net profit $91mm

                                                                   [CarMax logo]

SLIDE 4

                         WHY CARMAX?: MARKET OPPORTUNITY

                                 Used-Car Market

     o    Huge, fragmented

     o    Non-commodity

     o    Stable

     o    Consumer need

                                                                   [CarMax logo]

SLIDE 5

                              U.S. USED-CAR MARKET
                               HUGE AND FRAGMENTED

                                     [Graph]

Market                                  Dollars

U.S. Retail Used-Car Market             $376Bn

1- to 6-Yr.-Old Used Cars               $260Bn

                                                                   [CarMax logo]


Source:  Manheim Auctions and CNW Research

SLIDE 6

                             NON-COMMODITY BUSINESS

     o    Every used car unique

     o    No large vendors

     o    No standard systems, processes

     o    Complexity creates

          --   value-added opportunities

          --   competitive advantage opportunities

                                                                   [CarMax logo]
SLIDE 7

                               USED-VEHICLE SALES
                                     STABLE
                                     [Graph]



------- ----------------------------------- -----------------------------------
        % Change New Vehicle Unit Sales     % Change Used-Vehicle Unit Sales
------- ----------------------------------- -----------------------------------
1985    5.0%-- 10.0%                        -5.0% - 0.0%
------- ----------------------------------- -----------------------------------
1987    -10.0%-- -5.0%                      0.0%-- 5.0%
------- ----------------------------------- -----------------------------------
1989    -5.0%-- 0.0%                        0.0%-- 5.0%
------- ----------------------------------- -----------------------------------
1991    -15.0%-- -10.0%                     -5.0% - 0.0%
------- ----------------------------------- -----------------------------------
1993    5.0%-- 10.0%                        0.0%-- 5.0%
------- ----------------------------------- -----------------------------------
1995    -5.0%-- 0.0%                        0.0%-- 5.0%
------- ----------------------------------- -----------------------------------
1997    0.0%-- 5.0%                         0.0%-- 5.0%
------- ----------------------------------- -----------------------------------
1999    5.0%-- 10.0%                        0.0%-- 5.0%
------- ----------------------------------- -----------------------------------
2001    -5.0%-- 0.0%                        0.0%-- 5.0%
------- ----------------------------------- -----------------------------------


Source:  Manheim/CNW
                                                                   [CarMax logo]


SLIDE 8

                              WHY CARMAX?: RESULTS

                                     [Graph]

Fiscal Year                         Revenues
                                    ($MM)

FY97                                $510
FY98                                $874
FY99                                $1,466
FY00                                $2,015
FY01                                $2,501
FY02                                $3,202

                                    44% CAGR

                                  [CarMax logo]
SLIDE 9

                                     RESULTS
                                    [Graphs]

------------------- -------------------------- ----------------- ---------------- ----------------- ----------------
                                                                                  % Change
Fiscal              Used-Car                                      Net             in Net             Return on
Year                Units in 000s              Comps              Earnings        Earnings           Sales
------------------- -------------------------- ----------------- ---------------- ----------------- ----------------
FY00                110K+                                        $1mm                               0.1%
------------------- -------------------------- ----------------- ---------------- ----------------- ----------------
FY01                130K+                      +13%              $46mm                              1.8%
------------------- -------------------------- ----------------- ---------------- ----------------- ----------------
FY02                160K+                      +24%              $91mm            +99%              2.8%
------------------- -------------------------- ----------------- ---------------- ----------------- ----------------

                                                                   [CarMax logo]

SLIDE 10

                             SALES AND PROFIT GROWTH

                                  Sales Growth

     o    New store openings

     o    Comp used-unit growth

                                  Profit Growth

     o    New store openings

     o    Store margin expansion

     o    Corporate overhead leverage

                                                                   [CarMax logo]

SLIDE 11

                                  CARMAX TODAY
                              Used-Car Superstores

       Mid-Sized Markets (9)                         Large Markets (8)

                        Superstores                                  Superstores
                        -----------                                  -----------
Richmond                     1              Atlanta                       3
Raleigh                      1              Baltimore/DC                  4
Charlotte                    1              Dallas/Fort Worth             4
Orlando                      1              Miami/Ft. Lauderdale          3
San Antonio                  1              Houston                       4
Greenville                   1              Chicago                       6
Nashville                    1              Tampa                         2
Greensboro                   1              Los Angeles                   1
Sacramento                   1                                           --
                             -                                           27
                             9

                                                                   [CarMax logo]
SLIDE 12

                                   GROWTH PLAN

                                   Superstores

                                     [Graph]

                                                            2006E Range: 57 - 65

Year         # of Stores
1999              29
2000              33
2001              33
2002              35
2003E             40
2004E             45
2005E             53
2006E             61

                                                                   [CarMax logo]
SLIDE 12

                                FY03 EXPECTATIONS

     o    Used-car comp unit growth

          --   1st half: low/mid teens

          --   2nd half: high single/low double digits

     o    EPS

          --   95(cent)to $1.00

     o    Excludes est. 8(cent)

          --   one-time separation costs

                                                                   [CarMax logo]
SLIDE 14

                           WHY CARMAX?: CONSUMER OFFER

     o    Low, no-haggle prices

     o    Comprehensive selection

     o    Guaranteed quality

     o    Customer-friendly

                                                                   [CarMax logo]
SLIDE 15

                          PROPRIETARY OPERATING PROCESS

                                   [Flowchart]

                                    Consumer
                                      Offer

Purchasing/
Inventory Management                                              Reconditioning

                               Information Systems

                                                                   [CarMax logo]
SLIDE 16

                               INFORMATION SYSTEMS

                    [Photo of CarMax superstore sales floor]

                                                                   [CarMax logo]

SLIDE 17

                                 RECONDITIONING

               [Photo of mechanic under the hood of an automobile]

                                                                   [CarMax logo]

SLIDE 18

                                   PURCHASING

               [Photo of CarMax employee appraising an automobile]

                                                                   [CarMax logo]


SLIDE 19

                              INVENTORY MANAGEMENT

     o    Core inventory model by store

     o    Optimal discretionary buys

     o    Daily price change recommendations

                                                                   [CarMax logo]
SLIDE 20

                        DEFENSIBLE COMPETITIVE ADVANTAGE

     o    Organization

     o    Process

     o    Execution

     o    Time

                                                                   [CarMax logo]


SLIDE 21

                          [Photo of CarMax superstore]


ADDITIONAL INFORMATION

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate its CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. In connection with the proposed separation, on March 29, 2002, CarMax, Inc. filed a registration statement, which includes a preliminary proxy statement/prospectus of Circuit City and CarMax and other materials, with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors may obtain a free copy of these materials when they become available as well as other materials filed with the SEC concerning Circuit City and CarMax, Inc. at the SEC's Web site at http://www.sec.gov. Holders of Circuit City Group and CarMax Group stock will receive at an appropriate time a proxy statement and information on how to obtain at no cost transaction-related documents from Circuit City. This presentation does not constitute an offering of any securities.

With respect to the proposed separation, Circuit City and its officers and directors may be deemed to be participants in the solicitation of proxies from the company's shareholders. Information regarding Circuit City's officers and directors is included in Circuit City's proxy statement for its 2001 annual meeting of shareholders filed with the SEC on May 11, 2001. This document is available free of charge at the SEC's Internet site or by directing a request to Circuit City Stores, Inc. at 9950 Mayland Drive, Richmond, Virginia 23233,
Attention: Corporate Secretary. Carolyn Baldwin Byrd and Paula G. Rosput were elected to the Circuit City board after the 2001 annual meeting, and therefore their interests in Circuit City are not described in the proxy statement for that meeting. Ms. Byrd beneficially owns 503 Circuit City Group shares and 60 CarMax Group shares and holds options to acquire 4,393 Circuit City Group shares and 507 CarMax Group shares, and Ms. Rosput beneficially owns 342 Circuit City Group shares and 60 CarMax Group shares and holds options to acquire 2,962 Circuit City Group shares and 517 CarMax Group shares. None of these options is exercisable within 60 days of the date of this release. Since the 2001 annual meeting, Kim D. Maguire has been appointed executive vice president - merchandising for the company. He holds 40,500 restricted Circuit City Group shares and options to acquire 200,000 Circuit City Group shares. Mr. Maguire's options are not exercisable within 60 days of the date of this release.